[LURIO & ASSOCIATES, P.C. LETTERHEAD]

December 6, 2006

VIA ELECTRONIC FILING

Jeffrey Werbitt, Esquire
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549-0303

RE: USA Technologies, Inc.
    Registration Statement on Form S-1
    Filed October 20, 2006
    File No. 333-138116

Dear Mr. Werbitt:

     This office represents USA Technologies, Inc. (the “Company”).
This letter shall respond to the staff’s comment letter dated
November 30, 2006 relating to the above-captioned registration statement. Each paragraph set forth below corresponds to the numbered paragraph of the staff’s comment letter.

     Please note that in accordance with my discussion with the staff, subsequent to the date of filing of the original
registration statement, the Company decided to increase the number of shares covered by the registration statement by 741,000 shares.
In this regard, the Company decided to increase the number of shares to be registered under the September 25, 2006 Common Stock
Agreement between the Company and Steve Illes from 1,000,000 to
1,500,000. The increase in the number of shares to be registered is expressly permitted by Section 1.D of that agreement. The Company has also determined to include in this registration statement pursuant to Rule 429 the 241,000 shares held by Mr. Illes that remain unsold under a prior registration statement (No. 333-
132019). Appropriate disclosure of the increase in the number of shares to be covered under this registration statement has been made in the prospectus.

FORM S-1

GENERAL

1. The registration statement has been revised to update the financial statements and corresponding disclosure pursuant to
Item 3-12 of Regulation S-X.

2. The Company has decided to include in this registration
statement pursuant to Rule 429 the 241,000 shares that remain unsold by Mr. Illes under a previous registration statement
(No. 333-132019). Other than these shares, this will confirm that there are no shares that remain to be sold by Mr. Illes under any previous registration statement. The Company has
indicated that except for the shares being carried forward in this registration statement under Rule 429, there are no
shares that remain to be sold by any of the other selling
shareholders under any previous registration statement.

3. Except for the shares specifically being carried forward in this registration statement pursuant to Rule 429 that were
originally registered in registration statements no. 333-
130992 and 333-101032, the Company has indicated that there
are no other securities that remain unsold pursuant to those two previously effective registration statements.

4. In accordance with the staff’s comment, the Company has
decided to carry forward pursuant to Rule 429 the 241,000
shares remaining unsold by Mr. Illes that are covered under
the previous registration statement (No. 333-132019).

PART II, PAGE 72

ITEM 17. UNDERTAKINGS, PAGE 85

5. The registration statement has been revised to include all the undertakings required under Rule 430C.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2006

6. The Company has confirmed that the Company’s disclosure
controls and procedures were effective as such term is
specifically defined in paragraph (e) of Rules 13a-15 and Rule
15d-15 for the year ended June 30, 2006. The Company has also confirmed that the Company will evaluate its disclosure controls and procedures, as specifically defined by Rules 13a-15(e) and
15d-15(e), in all future reports, as applicable.

     Please contact the undersigned directly at (215) 665-9300
(extension 105) with any questions you may have regarding this letter.

Sincerely,

/s/ Douglas M. Lurio
Douglas M. Lurio

cc:	Mr.	George R. Jensen, Jr.
	Mr.	David DeMedio